March 24, 2005

VIA EDGAR and FACSIMILE 202-942-9533

Ms Ibolya Ignat
United States Securities and Exchange Commission
850 Fifth Street, N.W.
Washington, DC 20549

RE:	American Healthways, Inc. Form 10-K for the fiscal year ended August 31, 2004 File No. 0-19364

Dear Ms Ignat:

We are in receipt of a letter dated March 16, 2005 from Jim B. Rosenberg, Senior Assistant Chief Accountant. We will be forwarding a response to the comments in Mr. Rosenberg’s letter by April 5, 2005. If you have any questions or comments, please do not hesitate to contact me at 615-665-1122 or by FAX at 615-665-7739.

Sincerely yours,

/s/ Mary A. Chaput

Mary A. Chaput
Executive Vice President and Chief Financial Officer

cc:	Ben R. Leedle, Jr. James H. Cheek, III Cynthia Y. Reisz